CANOPY GROWTH
CORPORATION

1 Hershey Dr.
Smiths Falls, ON
K7A 0A8

(855) 558 9333 x 122
invest@canopygrowth.com
www.canopygrowth.com

Tweed

Spectrum
Cannabis

Exhibit 99.1

Canopy Growth President and Co-CEO Mark Zekulin named to Canada’s Top 40 Under 40®

June 27, 2018

SMITHS FALLS, ON— Canopy Growth Corporation (“Canopy Growth” or the “Company”) (TSX:WEED, NYSE:CGC) is proud to announce that Mark Zekulin, President, Canopy Growth has been named a Recipient of Canada’s Top 40 Under 40® for 2018.

Founded in 1995 by Caldwell, Canada’s Top 40 Under 40® is an annual recognition of the exceptional achievements of 40 outstanding Canadians under the age of 40. Since its inception, Top 40 has recognized more than 680 outstanding Canadians and is the country’s most coveted award for young business leaders.

With Canopy Growth since its inception, Mark has been a key driver of the Company’s vision and is one of the longest serving team members. As President, he has led the Company’s growth into a world leading, multi-site, multi-platform organization and laid the foundation for Canopy Growth to achieve a long list of industry firsts including being the first publicly traded, federally regulated cannabis company in North America, the first to be listed on the New York Stock Exchange, the first Canadian licensed producer to export cannabis to Germany and to be licensed in Denmark, the first producer to diversify into both indoor and greenhouse growing, and the first to purchase a competing licensed producer. Additionally, in recognition of Mark's integration in the strategic operations of the Company, he has now taken on the role President and Co-CEO.

“Mark is the most productive, pleasant, smart person I’ve had the pleasure to create a business with and he’s deserving of this and many future accolades,” said Bruce Linton, Chairman and Co-CEO, Canopy Growth. “It’s my honour today to continue with Mark as President and also elevate him to the position of Co-CEO in recognition of the instrumental role he has and will continue to play in growing our Company.”

Mark and the other Recipients for 2018 were selected by an independent Advisory Board made up of 20 Canadian business leaders and were chosen on four key criteria: Vision & Innovation; Leadership; Impact & Influence; and, Social Responsibility.

The announcement was made today on BNN Bloomberg and in the National Post with the Recipients also being honored at a number of Toronto events throughout November 2018.

Here’s to Future Growth (and congrats again Mark!).

Contact:

Caitlin O’Hara

Media Relations

Caitlin.Ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.Burns@canopygrowth.com

855-558-9333 ex 122

Director:

Bruce Linton

tmx@tweed.com

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time.

Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten cannabis production sites with over 2.4 million square feet of production capacity, including over 500,000 square feet of GMP-certified production space. The Company has operations in eight countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. For more information visit www.canopygrowth.com